[Pogo Letterhead]

July 2, 2007

via EDGAR Correspondence

Ms. April Sifford

Mr. Ryan Milne

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington D.C. 20549

Re:	Pogo Producing Company
Letter Dated June 18, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 1-7792

Dear Ms. Sifford and Mr. Milne:

We are responding to the comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated June 18, 2007 relating to Pogo Producing Company’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2006 (the “2006 10-K”) (File No. 1-7792).  For your convenience, our response is prefaced by your corresponding comment (in bold text).  The page numbers referenced in our response correspond to the pages in the 2006 10-K.

2006 10-K

Consolidated Statements of Income, page 63

Your assertion that properties sales are an ongoing and integral part of your business appears inconsistent with your current disclosures and disclosures from past filings.  The discussion in your business discussion beginning on page 3, focuses on your exploration, production, acquisition and production activities.  In your executive overview on page 38, you state the company’s objective is to explore for, develop, acquire and produce oil and gas from select locations.  Additionally, we note your revenue recognition policy on page F-70 does not address property sales.  With respect to past filings, we note that property sales have not been identified in a separate line item since your 10-K filing for the year ended December 31, 2002.  The last property sale that appeared to be material to your operations occurred during the year ended December 31, 1999.  We continue to believe that gains or losses arising for the disposition of long-lived assets should be reported as a component of “other general expenses” with any material item stated separately.

United States Securities and Exchange Commission

July 2, 2007

Response:

We have given further consideration to the matters addressed in response 4 to our letter to the Staff dated May 1, 2007 in light of the Staff’s comment above and continue to believe Rule 5-03 of Regulation S-X is silent on the presentation of gains and losses on property sales in the income statement.  We are not aware of any definitive authoritative guidance requiring the presentation of such amounts as a component of “other general expense.”  However, in order to address the Staff’s concerns regarding this matter, we propose to enhance our business discussion and revenue recognition policy footnote in future filings with the Commission that include those items to address property sales.  Further, we propose to change the caption on the face of our income statement from “Revenues” to “Revenues and other” in such future filings.  In addition we note for the Staff that the income statement in the 2006 10-K currently discloses “Gains/loss on sale of properties” as an individual line item within the revenue caption separate from revenues derived from the sale of oil and gas production.

*     *     *     *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II
Senior Vice President and
Chief Financial Officer